Legal, Corporate & Compliance Group

1 First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

David Simpson

Associate General Counsel,

Finance & Securities

Direct Line: 416-867-6933

Davidw.simpson@bmo.com

March 10, 2015

VIA EDGAR

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bank of Montreal
Form 40-F for Fiscal Year ended October 31, 2014
Filed December 2, 2014
File No. 1-13354

Dear Ms. Ciboroski:

The Bank of Montreal (the “Bank”) is in receipt of your letter dated March 3, 2015. As discussed with Mr. Jim Dunn, the Bank is requesting up to 20 business days to respond to your information request and therefore will respond on or prior to April 3, 2015.

Please confirm the requested extension via email at davidw.simpson@bmo.com or by telephone at (416) 867-6933.

Very truly yours,

/s/ David Simpson

David Simpson
Associate General Counsel, Finance & Securities

Cc:	Thomas E. Flynn
Colleen M. Hennessy
Helen Killoch